United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                                     of the
                         Securities Exchange Act of 1934


                                For the month of


                                 January 2003


                        Valley of the Doce River Company
                 (Translation of Registrant's name into English)



                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                     (Address of principal executive office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        (Check One) Form 20-F X  Form 40-F
                                             ---           ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               (Check One) Yes    No X
                                              ---   ---

       (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-4 of Companhia Vale do Rio Doce and Vale Overseas Limited, File No. 333-84696.

[COMPANHIA VALE DO RIO DOCE LOGO]                                  Press Release

                 CVRD and MITSUI Announce Logistics Partnership

Rio de Janeiro, 16 January 2003 -Companhia Vale do Rio Doce (CVRD) hereby announces the formation of a partnership with Mitsui Co. (Mitsui), a major Japanese player in the global logistics market, with a view to developing its intermodal transport business. Mitsui is to bring both capital and technological expertise to the partnership, being a firm believer in the growth potential of the Brazilian logistics market.

This partnership with Mitsui opens new frontiers for coastal shipping services, currently provided by Docenave, a subsidiary of CVRD. As part of the agreement with CVRD, Mitsui will bring its know-how and technology in the management of container transport, an important component in the cost of operations, as well as the development of a feeder service - the loading of containers for long haul shipping.

Mitsui will hold a 21% stake of the new venture, the balance of 79% being owned by CVRD. The aim in 2003 is to achieve a market share of more than 50% of the coastal shipping market for containers, mainly deriving from the electro-electronics, petrochemical, food and building material industries.

"This is a clear demonstration of confidence by a large international player in the Brazilian market and confirms CVRD's leadership in the logistics market, offering integrated and innovative solutions to its clients", said Roger Agnelli, CEO of CVRD.

As a form of intermodal freight transport, coastal shipping is part of CVRD's integrated logistics strategy, which also includes such services as scheduled trains, distribution centres, bonded warehouses and maritime terminals.

--------------------------------------------------------------------------------

                                        For further information, please contact:
           Roberto Castello Branco: castello.branco@cvrd.com.br +55-21-3814-4540
                         Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
                     Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557 Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946 Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management's expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's reports filed with the Brazilian Comissao de Valores Mobiliarios and the U.S. Securities and Exchange Commission.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            COMPANHIA VALE DO RIO DOCE
                                                      (Registrant)


Date: January 17, 2003

                                            By: /s/ Fabio de Oliveira Barbosa
                                                ------------------------------
                                                  Fabio de Oliveira Barbosa
                                                  Chief Financial Officer